Assurant, Inc.

One Chase Manhattan Plaza

New York, NY 10005

April 28, 2006

Ms. Dana Hartz

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Re:	Assurant, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 001-31978

Dear Ms. Hartz:

Assurant, Inc. (the “Company”), hereby files, via EDGAR, responses to the Commission’s comment letter dated April 7, 2006, with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 10, 2006 (File No. 001-31978). As requested, these responses are keyed to correspond to the Commission’s comment letter. A copy of this letter is also being sent to the Commission via overnight mail.

Reserves, page 50

1.	We believe your disclosure in Management’s Discussion and Analysis regarding the insurance loss reserves could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us the following information for each of your lines of business, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

a.	Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business listed in the table on page 51.

	December 31, 2005				December 31, 2004
	Future policy benefits and expenses	Unearned premiums	Case Reserves	Incurred But Not Reported Reserves	Future policy benefits and expenses	Unearned premiums	Case Reserves	Incurred But Not Reported Reserves
Long Duration Contracts:
Prefunded funeral life insurance policies and investment-type annuity contracts	$2,902,918	$3,616	$11,476	$3,443	$2,683,950	$3,482	$10,863	$2,963
Life insurance no longer offered	513,426	820	1,612	517	524,612	879	1,537	545
Universal life and other products no longer offered	346,928	1,699	339	7,128	362,866	136	330	8,123
FFG and LTC disposed businesses	2,724,575	46,956	218,311	15,243	2,693,775	47,575	202,184	14,138
Medical	172,441	31,650	19,276	77,516	184,967	52,609	19,891	102,816
All Other	4,566	608	8,548	7,924	5,543	43	5,080	5,379
Short Duration Contracts:
Group term life	—	6,207	330,169	59,825	—	9,579	330,708	62,343
Group disability	—	2,110	1,330,091	168,825	—	3,826	1,271,198	165,171
Medical	—	89,776	143,379	180,727	—	99,849	154,408	199,130
Dental	—	4,226	4,631	23,333	—	5,900	6,003	29,309
Property and Warranty	—	1,261,145	415,654	531,364	—	1,105,214	382,155	304,339
Credit Life and Disability	—	571,723	154,964	120,279	—	656,287	197,114	142,505
Extended Service Contract	—	1,784,292	6,726	27,900	—	1,346,515	1,658	36,342
All Other	—	46,786	3,693	2,330	—	22,405	2,968	2,504

Total policy liabilities	$6,664,854	$3,851,614	$2,648,869	$1,226,354	$6,455,713	$3,354,299	$2,586,097	$1,075,607

b.	For your medical reserves, please disclose the other actuarial methods you utilize other than the loss development method and projected claim method when determining the loss reserve. In addition, please describe the process of how you use the results from several methods to determine your ultimate loss amount.

IBNR reserves represent the largest component of reserves estimated for claims and benefits payable in our Medical line of business, and the primary methods we use in their estimation are the loss development method and the projected claim method for recent claim periods. Under the loss development method, we estimate ultimate losses for each incident period by multiplying the current cumulative losses by the appropriate loss development factor. Under the projected claim method, we use ultimate loss ratios when development methods do not provide enough data to reliably estimate reserves. In addition, we use variations on each method as well as a blend of the two. The primary variation is the use of projected claims using differing experience periods. We primarily use these two methods in our Medical line of business because of the limitations of relying exclusively on a single method.

We develop the best estimate of expected outstanding liabilities for medical IBNR reserves using generally accepted actuarial principles. The various product lines are evaluated using experience data of sufficient detail to allow for the compilation of historical loss patterns including but not limited to claim lag factors, projected claims per member and restated development factors. If sufficient experience data is not available, experience data from other similar blocks may be used. Industry data as well as data from consulting actuaries provide additional benchmarks when historical experience is too limited. This information is used to provide a range in which the expected outstanding liabilities may fall. The selection of the ultimate loss estimate varies by product line as the credibility of certain methods differs depending upon the in-force volume, the product’s claim volatility and the method itself. The selection is also influenced by other available information that may indicate that historical experience data may not be appropriate to use for current liability estimates. Examples of such information include but are not limited to changes in claims inventory levels, changes in provider negotiated rates or cost savings initiatives, increasing or decreasing medical cost trends, product changes and demographic changes in the underlying insured population.

The development of prior period estimates are also reviewed to assist in establishing the current period’s loss reserves. The short claim lag time inherent in many of our Medical products allows for emerging trends to be identified quickly.

We evaluate all pertinent information and indicated ranges using experience and actuarial judgment to establish our best estimate for the associated liabilities.

c.	It appears that for your property and warranty insurance reserves, you calculate a range around the reserves. Please describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses.

We develop the best estimate of loss reserves for our Property and Warranty line of business on a product line basis using generally accepted actuarial principles.

Our Property and Warranty line of business includes creditor-placed homeowners, manufactured housing homeowners, credit property, credit unemployment and warranty insurance and some longer-tail coverages (e.g., asbestos, environmental, other general liability and personal accident). Our Property and Warranty loss reserves consist of case reserves, IBNR and development on case reserves. The method we most often use in setting our Property and Warranty reserves is the loss development method. Under this method, we estimate ultimate losses for each accident period by multiplying the current cumulative losses by the appropriate loss development factor. We then calculate the reserve as the difference between the estimate of ultimate losses and the current case-incurred losses (paid losses plus case reserves). We select loss development factors based on a review of historical averages, and we consider recent trends and business specific matters such as current claims payment practices.

The loss development method involves aggregating loss data (paid losses and case-incurred losses) by accident quarter (or accident year) and accident age in quarters (or years) for each product or product grouping. As the data ages, we compile loss development factors that measure emerging claim development patterns between reporting periods. By selecting the most appropriate loss development factors, we project the known losses to an ultimate incurred basis for each accident period.

The data is analyzed at a minimum using four different loss development methods by product or product grouping: a) annual paid losses, b) annual case-incurred losses, c) quarterly paid losses and d) quarterly case-incurred losses. Also, in addition to the above, some product groupings are analyzed using the expected loss ratio and Bornhuetter-Ferguson loss development methods.

Each of these reserve methodologies produces an indication of the loss reserves for the product or product grouping. The process to select the best estimate differs across lines of business. The single best estimate is determined based on many factors, including but not limited to:

•	the nature and extent of the underlying assumptions,

•	the quality and applicability of historical data – whether it be internal or industry data,

•	current and future market conditions – the economic environment will often impact the development of loss triangles,

•	the extent of data segmentation – data should be homogenous yet credible enough for loss development methods to apply, and

•	the past variability of loss estimates – the loss estimates on some product lines will vary from actual loss experience more than others.

We review operational and claims activity to gather additional pertinent information. After reviewing all additional pertinent information, a final IBNR amount for each product grouping is selected.

We may use other methods depending on data credibility and product line. We use the estimates generated by the various methods to establish a range of reasonable estimates. The best estimate of Property and Warranty reserves is generally selected from the middle to upper end of the third quartile of the range of reasonable estimates.

d.	For your sensitivity analyses, tell us whether or not the changes you disclose are reasonably likely. If the changes are not reasonably likely, please provide us a revised analysis that discloses the reasonably likely changes and the effect that these changes would have on your reported results, financial position and liquidity.

The changes disclosed in our sensitivity analyses are reasonably likely.

Liquidity and Capital Resources, page 72

2.	Please provide us in disclosure-type format a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure, please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

We conduct periodic asset liability studies to measure the duration of our insurance liabilities, to develop optimal asset portfolio maturity structures for our significant lines of business and ultimately to assess that cash flows are sufficient to meet the timing of cash needs. These studies are conducted in accordance with formal company-wide Asset Liability Management (“ALM”) guidelines.

To complete a study for a particular line of business, models are developed to project asset and liability cash flows and balance sheet items under a large, varied set of plausible economic scenarios. These models consider many factors including the current investment portfolio, the required capital for the related assets and liabilities, our tax position and projected cash flows from both existing and projected new business.

Alternative asset portfolio structures are analyzed for significant lines of business. An investment portfolio maturity structure is then selected from these profiles given our return hurdle and risk preference. Sensitivity testing of significant liability assumptions and new business projections are also performed.

Given our ALM asset allocation processes and the nature of the products we offer, we have minimal exposure to disintermediation risk. Our liabilities have limited policyholder optionality which results in policyholder behavior that is mainly insensitive to the interest rate environment. In addition, our investment portfolio is largely comprised of highly liquid fixed income securities with a sufficient component of such securities invested that are near maturity which may be sold with minimal risk of loss to meet cash needs.

Generally, our subsidiaries’ premiums, fees and investment income, along with planned asset sales and maturities, provide sufficient cash to pay claims and expenses. However, there are instances where unexpected cash needs arise in excess of that available from usual operating sources. In such instances, we have several options to raise needed funds including selling assets from the subsidiaries’ investment portfolios, using holding company cash (if available), issuing commercial paper and drawing funds from our revolving credit facility. We consider the permanence of the cash need as well as the cost of each source of funds in determining which option to utilize.

Commitments and Contingencies, page 75

3.	We note that the Company has not included its liabilities for future policy benefits and expenses to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. Please provide us a revised contractual obligation table that includes the expected settlement of your liabilities for future policy benefits and expenses. In addition, we note that you present the insurance liabilities for the FFG and LTC business net of reinsurance. On page F-16 you disclose that the sale of business did not discharge the Company’s primary liability to the insureds, therefore, the amount in the table of contractual obligations should be shown on a gross basis related to the FFG and LTC business.

	As of December 31, 2005
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands)
Contractual obligations:
Insurance liabilities (1)	$2,128,541	$1,395,942	$1,090,067	$5,925,527	$10,540,077
Debt and related interest	60,188	180,563	180,563	1,676,438	2,097,752
Mandatorily redeemable preferred stock	—	—	—	24,160	24,160
Operating leases	33,698	47,278	32,241	35,837	149,054
Pension obligations	23,543	51,217	57,098	200,065	331,923
Commitments:
Investment purchases outstanding:
Unsettled trades	175,758	—	—	—	175,758
Commercial mortgage loans on real estate	79,594	—	—	—	79,594
Other investments	15,254	1,638	—	—	16,892

Total obligations and commitments	$2,516,576	$1,676,638	$1,359,969	$7,862,027	$13,415,210

(1)	Insurance liabilities, reflected in the commitments and contingencies table above, include products for which we are currently making periodic payments and products for which we are not making periodic payments, but for which we believe the amount and timing of future payments is essentially fixed and determinable. Amounts included in insurance liabilities reflect estimated cash payments to be made to policyholders.

Liabilities for future policy benefits and expenses of $6,664,854 and claims and benefits payable of $3,875,223 have been included in the commitments and contingencies table. Significant uncertainties relating to these liabilities include mortality, morbidity, expenses, persistency, investment returns, inflation, contract terms and the timing of payments. The determination of these liability amounts and the timing of payments cannot be precisely determined since the insurable event, payment triggering or revenue recognition event has not yet occurred.

Note 26. Commitments and Contingencies, page F-59

4.

We refer to your discussion of the settlement of disputes involving ARIC and Bankers Insurance Company Limited where you recorded an additional $61.9 million in reserves during 2005. Please provide us the chronology of events and circumstances by quarter that led to the charge being recorded in 2005. It would seem that if the amounts were in dispute you would still be able to assess if the loss was probable and could be reasonably estimated under SFAS 5. In your response please clarify what additional information became available in 2005 that allowed you to record the additional reserves and your consideration of SFAS 5 in determining that additional reserves did not need to be recorded prior to the discovery of the additional information.

The Company acquired American Bankers Insurance Group (“ABIG”) in 1999. There were accruals for losses related to an excess of loss personal accident, ransom and kidnap insurance business written in the London market between 1995 and 1997. After over five years of very little tangible activity, we took two charges related to this business in 2005.

In the second quarter of 2005, additional information became available to us regarding the potential settlement of the 1996 portion of this business. There was claim development with respect to one of the reinsured parties and a clearer picture of the interplay between the multiple layers of reinsurance for the 1997 year emerged as a result of discussions with retrocessionaires and reinsurers. In addition, serious settlement negotiations involving the 1996 accident year commenced. As a result of this additional information, we determined that our best estimate of the liability should increase by $7.8 million during the second quarter of 2005.

In October 2005 (prior to filing our third quarter Form 10-Q), two significant developments occurred which again caused us to revisit our best estimate of the liability related to this matter:

•	First, we lost a London arbitration decision which voided our ceded reinsurance coverage for a majority of the personal accident business written in 1997 (1997 was the most significant year in terms of personal accident business written during the 1995-1997 program).

•	Secondly, we decided to commute three occupational accident reinsurance agreements between one of our subsidiaries and our largest insured in the three year program on the eve of arbitration. This commutation resulted in a payment to the reinsured that was in excess of amounts previously accrued.

As a result of these two items, we performed a comprehensive review of our reinsurance recoverables with all of our reinsurers in this three year program and decided to increase our reserves for uncollectible reinsurance. Collectively, the above matters resulted in the Company recording an additional charge of $54.1 million during the third quarter of 2005.

*                            *                              *

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me by phone, at (212) 859-7027, or by fax, at (212) 859-7010.

Sincerely,

/s/ P. Bruce Camacho
P. Bruce Camacho Chief Financial Officer